UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of November 9, 2004

Commission File Number 333-98141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)

(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities exchange Act of 1934.

Yes ☐ No ☑

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

INTRODUCTION

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002; the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains three monthly financial information for Burns, Philp & Company Limited and its controlled entities for the three months ended September 30, 2004.

It is recommended that this interim financial report be read in conjunction with the June 30, 2004 Annual Financial Report of Burns, Philp & Company Limited and any public announcements by Burns, Philp & Company Limited and its controlled entities during the three month period in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001, and the Australian Stock Exchange Listing Rules. The Annual Financial Report is available on our website “www.burnsphilp.com”.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (Burns Philp), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

			Three months ended
			September 30,
	Note		2004	2003
			(A$ million, except earnings per share amounts)
Revenue from sale of goods	2		825.9	865.5
Cost of goods sold			(504.6)	(544.3)

Gross profit			321.3	321.2
Other revenues from ordinary activities	2		3.9	3.4
Other revenues from ordinary activities – individually significant items	2,3	(b)	1,902.0	18.0
Share of net profits of associates accounted for using the equity method	8		2.8	3.0
Selling, marketing and distribution expenses			(157.1)	(167.9)
General and administrative expenses
Individually significant items	3	(b)	(1,153.1)	(6.3)
Other			(85.0)	(82.9)
Net interest expense:
Borrowing costs			(68.1)	(76.7)
Interest revenue	2		1.3	1.8

Profit from ordinary activities before related income tax (expense)	3	(a)	768.0	13.6
Income tax (expense) relating to ordinary activities:
Before individually significant income tax item	6		(5.0)	(9.0)
Individually significant income tax (expense) item	6		(48.9)	—

Profit from ordinary activities after related income tax (expense)			714.1	4.6
Profit attributable to outside equity interests			(1.4)	(1.0)

Net profit attributable to Burns, Philp & Company Limited shareholders			712.7	3.6

Non-owner transaction changes in equity Net exchange difference relating to self-sustaining foreign operations			6.5	(3.0)

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	15		719.2	0.6

Earnings/(loss) per share — basic (cents)
Continuing operations	16		(0.5)	(1.7)
Discontinued operations	16		35.4	1.7

Basic earnings per share			34.9	—

Earnings/(loss) per share — diluted (cents)
Continuing operations	16		(0.2)	(1.0)
Discontinued operations	16		25.4	1.1

Diluted earnings per share			25.2	0.1

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		September 30,	June 30,
	Note	2004	2004
		(A$ million)
Current assets
Cash assets		1,808.7	178.5
Receivables		249.4	332.5
Inventories	7	180.5	277.4
Other assets		20.6	35.4

Total current assets		2,259.2	823.8

Non current assets
Receivables		3.0	6.0
Investments accounted for using the equity method	8	7.0	57.3
Other financial assets		3.7	5.3
Property, plant and equipment	9	584.0	1,026.5
Intangible assets	10	1,844.6	2,250.0
Deferred tax assets		21.7	69.9
Deferred borrowing costs		53.6	115.6
Other assets		2.5	46.4

Total non current assets		2,520.1	3,577.0

Total assets		4,779.3	4,400.8

Current liabilities
Payables		315.5	407.3
Interest bearing liabilities	11	1,438.3	171.4
Current tax liabilities		19.6	10.1
Provisions	12	145.6	146.6

Total current liabilities		1,919.0	735.4

Non current liabilities
Payables		1.8	4.7
Interest bearing liabilities	11	1,183.3	2,641.9
Deferred tax liabilities		11.8	26.5
Provisions	12	77.4	102.5

Total non current liabilities		1,274.3	2,775.6

Total liabilities		3,193.3	3,511.0

Net assets		1,586.0	889.8

Equity
Contributed equity	13	1,114.1	1,114.1
Reserves		(41.9)	(247.8)
Retained profits/(accumulated losses)	14	505.0	(3.8)

Equity attributable to Burns, Philp & Company Limited shareholders		1,577.2	862.5
Outside equity interests		8.8	27.3

Total equity	15	1,586.0	889.8

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended
		September 30,
	Note	2004	2003
		(A$ million)
Cash flows from operating activities
Cash receipts in the course of operations		831.9	893.6
Cash payments in the course of operations		(764.8)	(840.9)
Dividends received from associates		0.7	0.9
Interest and other items of similar nature received		1.0	3.1
Borrowing costs paid		(63.4)	(70.1)
Income taxes paid		(7.2)	(5.1)

Net cash used in operating activities		(1.8)	(18.5)

Cash flows from investing activities
Payment for property, plant and equipment		(21.3)	(23.6)
Payment for businesses, net of cash acquired		—	(22.1)
Proceeds from disposal of property, plant and equipment		0.3	1.4
Proceeds from disposal of other financial assets		0.8	—
Proceeds from disposal of businesses, net of cash disposed of		1,808.4	—
Other		—	(0.5)

Net cash provided by/(used in) investing activities (a)		1,788.2	(44.8)

Cash flows from financing activities
Proceeds from issue of ordinary shares on exercise of options		—	50.2
Repayment of borrowings		(147.8)	(61.0)
Drawdown of borrowings		3.8	—
Refinancing costs paid		—	(1.7)
Debt issue costs paid		—	(5.1)
Dividends paid – converting preference shares	5	(4.5)	(4.5)
Dividends paid – outside equity interests		(0.6)	(0.7)

Net cash used in financing activities (a)		(149.1)	(22.8)

Net increase/(decrease) in cash held		1,637.3	(86.1)
Cash at beginning of period		170.1	178.0
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)		(1.6)	0.8

Cash at end of period (b)		1,805.8	92.7

(a)	Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current or prior corresponding three months.

(b)	Reconciliation of cash

	September 30,	September 30,
	2004	2003
	(A$ million)
Cash assets	1,808.7	98.1
Bank overdrafts	(2.9)	(5.4)

Cash as per statements of cash flows	1,805.8	92.7

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 1. Statement of Significant Accounting Policies

The significant policies, which have been applied in the preparation of these interim financial statements, are:

(a)	Basis of preparation

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 “Interim Financial Reporting”, other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The unaudited interim consolidated financial report does not include full note disclosures of the type normally included in an annual financial report. It is recommended that this interim financial report be read in conjunction with the June 30, 2004 Annual Financial Report and any public announcements by Burns Philp and its controlled entities during the three months ended September 30, 2004, in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non current assets.

The consolidated financial statements include the financial statements of Burns Philp, being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2004 audited consolidated financial statements.

The carrying amounts of non current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b)	Principles of consolidation

The unaudited interim consolidated financial statements of the Group include the financial statements of Burns Philp, being the parent entity, and its controlled entities.

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and result of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

(c)	Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on net foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Foreign exchange translation gains or losses arising out of current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 1. Statement of Significant Accounting Policies (Continued)

(d)	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year ended June 30, 2004, the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently, the consolidated entity applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” in the year ended June 30, 2004. The implementation date for the Australian consolidated tax group was June 12, 2003. The head entity in the Australian consolidated tax group, Burns Philp, recognises all of the current and deferred tax assets and liabilities of the Australian consolidated tax group. All wholly owned subsidiaries in the Australian consolidated tax group have entered into a tax sharing agreement with Burns Philp.

In addition to the tax sharing agreement, the Australian consolidated tax group intends to enter into a tax funding agreement to recharge the tax balances to members of the Australian consolidated tax group on a stand-alone basis. The assets and liabilities arising under the tax funding agreement will be recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/revenue.

As a result of significant unrecognised Australian carried forward tax losses, of which recovery is not virtually certain, no additional tax assets or liabilities have been recognised on formation of the Australian consolidated tax group.

Withholding tax is provided on overseas earnings, which are expected to be remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(e)	Revenue recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

(f)	Intangible assets

Goodwill

Goodwill is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the three months ended September 30, 2004 and 2003, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the three months ended September 30, 2004 and 2003, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the directors to ensure it is not in excess of its recoverable amount.

(g)	Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as of September 30, 2004.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 1. Statement of Significant Accounting Policies (Continued)

(h)	Impact of adopting AASB equivalents to IASB Standards

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity’s financial performance and financial position are summarized below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

The consolidated entity has not quantified the effects of the differences discussed below. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

Regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described below and the impact of these differences relative to the consolidated entity’s financial reports in the future. The potential impact on the consolidated entity’s financial performance and financial position of the adoption of IFRS, including system upgrades and other implementation costs which may be incurred, have not been quantified as the actual impact will depend on the particular circumstances prevailing on adoption in the reporting periods commencing on July 1, 2005.

The key potential effects of the conversion to IFRS on the consolidated entity are as follows:

•	To the extent not already recognized, financial instruments must be recognized in the statement of financial position and all derivatives and most financial assets must be carried at fair value;

•	Income tax will be calculated based on the “balance sheet” approach, which may result in more deferred tax assets and liabilities being recognized and, as tax effects follow the underlying transaction, some tax effects may be recognized in equity;

•	To the extent not already recognized, surpluses and deficits in the defined benefit superannuation plans sponsored by entities within the consolidated entity will be recognized in the statement of financial position and the statement of financial performance;

•	Intangible assets:

•	Internally generated intangible assets will not be recognized;

•	Intangible assets can only be revalued if there is an active market;

This may require revaluations of intangible assets recorded in prior periods to be reversed on adoption of IFRS.

•	Goodwill and intangible assets with indefinite useful lives will be tested for impairment annually and will not be amortized; and

•	Impairments of assets will be determined on a discounted basis, with strict tests for determining whether the value of goodwill and cash-generating operations has been impaired.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 2. Revenue From Ordinary Activities

	Three months ended
	September 30,
	2004	2003
	(A$ million)
Sale of goods revenue from operating activities	825.9	865.5
Other revenues from operating activities
Interest revenue	1.3	1.8
Proceeds from disposal of non current assets	1.1	1.8
Other	2.8	1.6
Other revenue from outside operating activities
Individually significant proceeds from disposal of non current assets and businesses	1,892.8	—
Individually significant unrealized foreign currency gain	9.2	18.0

Total revenue from ordinary activities	2,733.1	888.7

Note 3. Profit From Ordinary Activities Before Income Tax

(a)	Profit from ordinary activities before income tax has been determined after crediting/(charging):

	Three months ended
	September 30,
	2004	2003
Net gain on disposal of property, plant and equipment	0.1	0.1
Net gain on disposal of businesses*	739.7	—
Unrealized foreign currency gain*	9.2	18.0
Depreciation and amortization:
Property, plant and equipment	(28.9)	(29.2)
Goodwill	(19.1)	(18.5)
Identifiable intangibles assets	(5.7)	(6.1)
Prepaid slotting allowances	(2.3)	(5.2)

Total depreciation and amortization	(56.0)	(59.0)

*	These amounts have been included in individually significant items (refer note 3(b)).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 3. Profit From Ordinary Activities Before Income Tax (Continued)

(b)	Individually significant items

	Three months ended
	September 30,
	2004	2003
	(A$ million)
Included in other revenue from ordinary activities	1,902.0	18.0
Included in general and administrative expenses from ordinary activities	(1,153.1)	(6.3)

Total individually significant items	748.9	11.7

Consisting of:
(i) Unrealized foreign currency gain	9.2	18.0
(ii) Business restructuring costs	—	(6.3)
(iii) Gain on sale of Yeast & Bakery Ingredients group and
Herbs & Spices business
Sale proceeds	1,892.8	—
Costs associated with the sale	(161.1)	—
Carrying amount of net assets sold	(992.0)	—

	748.9	11.7

(i)	The acquisition of Goodman Fielder was partially funded with U.S. dollar denominated borrowings. These borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealized foreign currency gain of A$9.2 million for the three months ended September 30, 2004 (2003 – A$18.0 million) has been included in the consolidated statement of financial performance.

(ii)	Redundancy and other restructuring costs of A$6.3 million were incurred at Goodman Fielder during the three months ended September 30, 2003. No individually significant business restructuring costs were incurred during the three months ended September 30, 2004.

(iii)	On September 3, 2004 we completed the sale of our Herbs & Spices business to Associated British Foods, plc (ABF) for gross proceeds of U.S.$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for gross proceeds of U.S.$1,175.0 million. Refer to note 17 for further details regarding these transactions.

The net gain on sale of these businesses, before tax, recorded during the three months ended September 30, 2004 was approximately A$739.7 million. This net gain is determined after allowing for costs associated with the sale of approximately A$161.1 million. These costs include:

•	approximately A$77.7 million of transaction costs and estimated closing asset and liability adjustments of which approximately A$14.8 million was paid prior to September 30, 2004;

•	approximately A$57.3 million arising from the write-off of deferred borrowing costs related to our senior term loan facilities which were repaid from the net proceeds from the sale on October 7, 2004; and

•	accrued costs of approximately A$26.1 million for “mark to market” losses on certain derivative financial instruments which previously hedged the net assets of the businesses sold and our senior term loan facilities, which are no longer considered to be effective.

In addition to the net gain on sale before tax, recognized above, we have recorded an A$48.9 million tax expense related to the utilization of previously recognized tax losses and timing differences to offset the taxable profit on sale of these businesses. Income tax payable by the Group on the sale of the businesses is expected to be minimal. Refer note 6 for further details.

The net gain on sale after tax recorded in the three months ended September 30, 2004 is approximately A$690.8 million. This gain is subject to change, based on certain closing asset and liability adjustments which will be determined upon finalization of completion accounts for the businesses which were sold.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 4. Segment Reporting

Business and geographic segments

Prior to the sale of the Yeast and Bakery Ingredients group and the Herbs & Spices business in September 2004, the Group operated in five main business segments which were identified based on the nature of the products provided and services rendered. The Group also operated in four main geographic regions. The Directors had selected these segments for internal reporting purposes and had organized the enterprise around these products and services and geographic areas.

Business segment	Geographic segment	Products and services

Yeast/Bakery *	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs and Spices *	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads

New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour

Asia Pacific	Asia Pacific	Fats and oils, flour, processed chicken, margarine, ice-cream and snack foods

Corporate	North America	Group corporate and administration
Asia Pacific

*	During September 2004, the Group sold its Yeast and Bakery Ingredients group and its Herbs and Spices business (refer to note 17 for further details).

Major customers

Two of the Group’s customers, which operate in the Australian retail grocery industry, represented approximately 23% of the Group’s consolidated sales revenue in the three months ended September 30, 2004 (2003 – approximately 23%)

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment

A$ million	Goodman Fielder				Yeast/
Three months ended September 30, 2004	Australia	New Zealand	Asia Pacific	Total	Bakery	Herbs & Spices	Corporate	Consolidated Total
Revenue
External segment revenue from sale of goods *	386.1	145.8	50.0	581.9	193.1	50.9	—	825.9
Proceeds from sales of businesses and property								1,893.9
Interest revenue								1.3
Unrealized foreign currency gain								9.2
Other unallocated revenue								2.8

Total revenue from ordinary activities								2,733.1

Result
Segment result	38.6	16.9	4.2	59.7	25.6	4.7	(6.9)	83.1
Share of net profits of associates	0.3	—	—	0.3	2.5	—	—	2.8

Segment EBIT	38.9	16.9	4.2	60.0	28.1	4.7	(6.9)	85.9

Unallocated EBIT								748.9

Total EBIT								834.8
Net interest expense								(66.8)

Profit from ordinary activities before income tax								768.0
Income tax expense:
- Before individually significant income tax item								(5.0)
- Individually significant income tax expense item								(48.9)

Profit from ordinary activities after income tax								714.1
Outside equity interests								(1.4)

Net profit								712.7

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(25.7)	(10.3)	(3.3)	(39.3)	(13.2)	(1.1)	(0.1)	(53.7)
- Amortization of prepaid slotting allowances	—	—	—	—	—	(2.3)	—	(2.3)
- Net expense from movements in provisions **	(7.9)	(0.1)	(0.1)	(8.1)	(1.7)	(0.6)	—	(10.4)
Included in unallocated EBIT above were:
- Gain on sale of Yeast & Bakery Ingredients and Herbs & Spices businesses								739.7
- Unrealized foreign currency gain								9.2
Assets
Segment assets	1,726.9	796.3	274.9	2,798.1	—	—	98.8	2,896.9
Equity accounted investments	7.0	—	—	7.0	—	—	—	7.0
Unallocated assets								1,875.4

Consolidated total assets	1,733.9	796.3	274.9	2,805.1	—	—	98.8	4,779.3

Liabilities
Segment liabilities	291.8	58.5	19.4	369.7	—	—	101.2	470.9
Unallocated liabilities								2,722.4

Consolidated total liabilities	291.8	58.5	19.4	369.7	—	—	101.2	3,193.3

Acquisitions of non current assets during the three months	3.8	3.0	0.7	7.5	13.6	0.2	—	21.3

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ Million	Goodman Fielder				Yeast/
Three months ended September 30, 2003	Australia	New Zealand	Asia Pacific	Total	Bakery	Herbs & Spices	Corporate	Consolidated Total
Revenue
External segment revenue from sale of goods *	409.3	143.1	46.1	598.5	202.1	64.9	—	865.5
Proceeds from sales of property								1.8
Interest revenue								1.8
Unrealized foreign currency gain								18.0
Other unallocated revenue								1.6

Total revenue from ordinary activities								888.7

Result
Segment result	20.4	14.6	1.5	36.5	29.3	6.7	(5.0)	67.5
Share of net profits of associates	0.1	—	—	0.1	2.9	—	—	3.0

Segment EBIT	20.5	14.6	1.5	36.6	32.2	6.7	(5.0)	70.5

Unallocated EBIT								18.0

Total EBIT								88.5
Net interest expense								(74.9)

Profit from ordinary activities before income tax								13.6
Income tax expense								(9.0)

Profit from ordinary activities after income tax								4.6
Outside equity interests								(1.0)

Net profit								3.6

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortization (excluding prepaid slotting allowances)	(23.9)	(10.9)	(3.5)	(38.3)	(13.6)	(1.5)	(0.4)	(53.8)
- Amortization of prepaid slotting allowances	—	—	—	—	—	(5.2)	—	(5.2)
- Net expense from movements in provisions **	(3.0)	(0.7)	0.1	(3.6)	(3.0)	(0.9)	—	(7.5)
Individually significant items:
- Business restructuring costs	(6.3)	—	—	(6.3)	—	—	—	(6.3)
Included in unallocated EBIT above were:
- Unrealized foreign currency gain								18.0
Acquisitions of non current assets during the three months	11.1	2.9	1.8	15.8	7.1	0.7	—	23.6

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million
Three months ended September 30, 2004	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue
External segment revenue from sale of goods *	105.9	59.8	39.5	620.7	825.9
Proceeds from sales of businesses and property					1,893.9
Interest revenue					1.3
Unrealized foreign currency gain					9.2
Other unallocated revenue					2.8

Total revenue from ordinary activities					2,733.1

Result
Segment result	10.9	8.0	6.0	58.2	83.1
Share of net profits of associates	—	0.5	1.1	1.2	2.8

Segment EBIT	10.9	8.5	7.1	59.4	85.9

Unallocated EBIT					748.9

Total EBIT					834.8

Assets
Segment assets	0.7	—	—	2,896.2	2,896.9
Equity accounted investments	—	—	—	7.0	7.0
Unallocated assets					1,875.4

Consolidated total assets	0.7	—	—	2,903.2	4,779.3

Acquisitions of non current assets during the three months	1.7	3.9	2.5	13.2	21.3

A$ million
Three months ended September 30, 2003	North America	Latin America	Europe	Asia Pacific	Consolidated Total
Revenue
External segment revenue from sale of goods *	125.2	63.1	40.8	636.4	865.5
Interest revenue					1.8
Unrealized foreign currency gain					18.0
Other unallocated revenue					1.6

Total revenue from ordinary activities					888.7

Result
Segment result	13.8	9.3	6.6	37.8	67.5
Share of net profits of associates	—	0.6	1.4	1.0	3.0

Segment EBIT	13.8	9.9	8.0	38.8	70.5

Unallocated EBIT					18.0

Total EBIT					88.5

Acquisitions of non current assets during the three months	1.5	2.6	1.5	18.0	23.6

*	There were no significant inter-segment sales.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 5. Dividends

Ordinary Shares

No interim dividend is to be paid on the ordinary shares (previous corresponding three months nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of $0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current three months were as follows:

September 30, 2004:	0.56710 cents per CP Share (unfranked)	$4.5 million

Interim dividends paid on the CP Shares in the previous corresponding three months were as follows:

September 30, 2003:	0.56710 cents per CP Share (unfranked)	$4.5 million

Interim Dividends on all Securities

	Three months ended
	September 30,
	2004	2003
	(A$ million)
Ordinary shares	—	—
CP Shares Declared and paid during the three months	4.5	4.5

Total	4.5	4.5

The dividend payment dates with respect to the CP Shares for the remainder of the period to June 30, 2005 will be December 31, 2004, March 31, 2005 and June 30, 2005.

Franking Credits Available

As of September 30, 2004, the balance of franking credits available for the franking of dividends was A$23.0 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Three months ended
	September 30,
	2004	2003
	(A$ million)
Note 6. Income Tax
Income tax (expense) relating to ordinary activities
Prima facie income tax (expense) calculated at 30% on profit from ordinary activities	(230.4)	(4.1)
(Increase)/decrease in income tax (expense) due to:
Utilization of tax losses and timing differences not previously recognized	51.7	2.0
Non assessable capital profits on sale of businesses	148.2	—
Amortization of intangibles not deductible for tax	(6.5)	(7.4)
Share of net profits of associates	0.8	0.9
Differences in overseas tax rates	(18.0)	(0.7)
Other permanent adjustments	0.3	0.3

Income tax (expense) relating to ordinary activities	(53.9)	(9.0)

Income tax (expense) relating to ordinary activities comprises:
Income tax (expense) before individually significant income tax item	(5.0)	(9.0)
Individually significant income tax expense on sale of businesses	(48.9)	—

Total income tax (expense) relating to ordinary activities	(53.9)	(9.0)

	September 30,	June 30,
	2004	2004
	(A$ million)
Note 7. Inventories
Current
Raw materials (a)	67.5	118.4
Provision against raw materials	—	(2.3)
Work in progress (a)	12.4	19.2
Finished goods (a)	103.4	147.2
Provision against finished goods	(2.8)	(5.1)

Total inventories	180.5	277.4

(a) At cost.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

	September 30,	June 30,
	2004	2004
	(A$ million)
Note 8. Investments Accounted for Using the Equity Method
Non current
Associates	7.0	57.3

			% Ownership Interest
			September 30,	June 30,
Name	Principal Activities	Balance date	2004	2004
Fresh Start Bakeries Australia Pty Ltd	Buns Manufacture	June 30	50.0	50.0
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
Levaduras Collico SA	Yeast Manufacture	June 30	-	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	-	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	-	50.0
Mauri Products Limited	Yeast Manufacture	September 15	-	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	-	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	-	50.0
Proofex Products Company	Yeast Manufacture	September 16	-	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	-	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	-	49.0
P.T. Sinar Meadow International
Indonesia	Margarine Manufacture	December 31	50.0	50.0
Quingdao Xinghua Cereal Oil and Food
Stuff Co Ltd	Food Manufacture	June 30	-	30.0

The share of net profits of associates comprise:

	Three months ended
	September 30,
	2004	2003
	(A$ million)
Share of profit from ordinary activities before income tax	3.9	4.2
Share of income tax on ordinary activities	(1.1)	(1.2)

Share of net profits of associates	2.8	3.0

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

	September 30,	June 30,
	2004	2004
	(A$ million)
Note 9. Property, Plant and Equipment
Plant and equipment
Cost	431.5	1,012.5
Accumulated depreciation	(85.8)	(387.4)

Total plant and equipment	345.7	625.1

Freehold properties
Cost	225.8	378.1
Accumulated depreciation	(6.3)	(18.7)

Total freehold properties	219.5	359.4

Leasehold properties
Cost	21.5	29.9
Accumulated amortization	(2.7)	(3.4)

Total leasehold properties	18.8	26.5

Leasehold improvements
Cost	—	21.1
Accumulated amortization	—	(5.6)

Total leasehold improvements	—	15.5

Total property, plant and equipment	584.0	1,026.5

Note 10. Intangible Assets
Identifiable intangible assets
Cost	670.9	968.3
Accumulated amortization	(41.7)	(69.3)

Total identifiable intangible assets	629.2	899.0

Purchased goodwill
Cost (a)	1,317.2	1,457.7
Accumulated amortization	(101.8)	(106.7)

Total purchased goodwill	1,215.4	1,351.0

Total intangible assets	1,844.6	2,250.0

(a)	Written down to recoverable amount where appropriate.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

	September 30,	June 30,
	2004	2004
	(A$ million)
Note 11. Interest Bearing Liabilities
Current
Secured
Term loan facilities (b)	1,435.2	155.8
Bank overdrafts (c)	2.9	7.9
Other indebtedness (c)	0.2	3.5
Unsecured
Bank overdrafts (c)	—	0.5
Other indebtedness (c)	—	3.7

Total current interest bearing liabilities	1,438.3	171.4

Non current
Secured
Term loan facilities (b)	—	1,427.7
Other indebtedness (c)	6.7	3.3
Unsecured
9.5% senior notes due 2010 (f)	139.5	145.2
10.75% senior subordinated notes due 2011 (a) (e)	280.2	291.2
9.75% senior subordinated notes due 2012 (d)	558.2	580.7
New Zealand subordinated capital notes (g)	198.7	193.8

Total non current interest bearing liabilities	1,183.3	2,641.9

(a) Notes payable	293.0	304.9
Unamortized discount	(12.8)	(13.7)

	280.2	291.2

(b)	Senior indebtedness as of September 30, 2004 consisted of A$1,435.2 million (equivalent) drawn under the Group’s secured senior credit facilities. As of September 30, 2004, all of this indebtedness is classified as a current liability. On October 7, 2004, the full amount outstanding under these facilities was repaid using the net proceeds from the sale of the Yeast and Bakery Ingredients and Herbs and Spices businesses.

(c)	In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(e)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(f)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100.0 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 11. Interest Bearing Liabilities (continued)

(g)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities, including the 9.5% senior notes due 2010, the 10.75% senior subordinated notes due 2011 and the 9.75% senior subordinated notes due 2012. The New Zealand Capital Notes were issued in two series, one series of which mature on 15 December 2008 and bear interest of 9.75% and the other series which mature on 15 November 2011 and bear interest at 9.95%.

Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns Philp issuing ordinary shares for the face value of the New Zealand Capital Notes.

	September 30,	June 30,
	2004	2004
	(A$ million)
Note 12. Provisions
Current
Employee benefits	38.1	49.8
Business closure and rationalization	22.1	34.3
Workers’ compensation	14.8	14.6
Legal claims	37.6	38.6
Other	33.0	9.3

Total current provisions	145.6	146.6

Non current
Employee benefits	38.8	64.3
Workers’ compensation	34.2	33.8
Other	4.4	4.4

Total non current provisions	77.4	102.5

	September 30,	June 30,
	2004	2004
	(A$ million)
Note 13. Contributed Equity
Issued and paid-up share capital
2,031,838,743 (June 2004—2,031,834,572) ordinary shares, fully paid	880.2	880.2
797,295,952 (June 2003—797,300,123) converting preference shares, fully paid	233.9	233.9

Total contributed equity	1,114.1	1,114.1

Movements since June 30, 2004 in Burns Philp ordinary shares and converting preference shares (CP Shares) have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2004	2,031,834,572	880.2
Conversion of CP Shares during the current period	4,171	—

Ordinary shares as of September 30, 2004	2,031,838,743	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of the winding up of Burns Philp, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 13. Contributed Equity (continued)

Converting Preference Shares (CP Shares)

	Number of CP Shares	A$ million
CP Shares as of June 30, 2004	797,300,123	233.9
CP Shares converted during the current period	(4,171)	—

CP Shares as of September 30, 2004	797,295,952	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of the winding up of Burns Philp, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Three months ended
September 30, 2004
(A$ million)
Note 14. Retained Profits/(Accumulated Losses)
Accumulated losses as of June 30, 2004	(3.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	712.7
Transfer from / (to):
- Foreign currency translation reserve	(332.7)
- Asset revaluation reserve	106.4
- Other reserves	26.9
Dividends declared and paid during the three months — CP Shares (refer note 5)	(4.5)

Retained profits as of September 30, 2004	505.0

Note 15. Total Equity
Total equity as of June 30, 2004	889.8
Total changes in equity attributable to Burns, Philp & Company Limited
shareholders recognized in the statement of financial performance	719.2
Transactions with Burns, Philp & Company Limited shareholders as owners:
Dividends declared and paid during the three months — CP Shares (refer note 5)	(4.5)
Total changes in outside equity interests	(18.5)

Total equity as of September 30, 2004	1,586.0

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 16. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a)	Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a)	Ordinary shares

(b)	2003 Options outstanding (up until expiration date of August 14, 2003)

(c)	CP Shares

Earnings reconciliation

	Three months ended
	September 30,
	2004	2003
	(A$ million)
Net profit attributable to Burns, Philp & Company Limited shareholders	712.7	3.6
Less: CP Shares dividend	(4.5)	(4.5)

Basic earnings/(loss)	708.2	(0.9)
Add: CP Shares dividend	4.5	4.5

Diluted earnings	712.7	3.6

Basic earnings/(loss) comprise:
Continuing operations	(9.8)	(32.0)
Discontinued operations (a)	718.0	31.1

	708.2	(0.9)

Diluted earnings/(loss) comprise:
Continuing operations	(5.3)	(27.5)
Discontinued operations (a)	718.0	31.1

	712.7	3.6

(a)	Earnings from discontinued operations for the three months ended September 30, 2004 and 2003 includes the net profits of the Yeast and Bakery Ingredients Group and the Herb and Spices businesses disclosed in note 17. Earnings from discontinued operations for the three months ended September 30, 2004 also includes the net gain on sale after tax of the Yeast and Bakery Ingredients Group and the Herbs and Spices businesses of A$690.8 million reported as an individually significant item in the current period. Refer notes 3 and 6 for further details.

Weighted average number of shares used as the denominator

	Three months ended September 30,
	2004	2003
	Shares	Shares
	(million)	(million)
Number for basic earnings per share	2,031.8	1,903.1
Adjust for:
Effect of 2003 Options	—	94.2
Effect of CP Shares	797.3	797.3

Number for diluted earnings per share	2,829.1	2,794.6

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 17. Discontinued Operations

Yeast and Bakery Ingredients Group and Tone Brothers, Inc

On 22 July 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and Tones Brothers Inc. (Tones), its Herbs and Spices business, to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs and Spices business segments, respectively, in note 4.

The sale of Tones was completed September 3, 2004 for gross proceeds of US$175.0 million. The proceeds will be adjusted for amounts payable or receivable in respect of closing net asset adjustments.

The sale of the Yeast and Bakery Ingredients group was completed September 30, 2004, for gross proceeds of U.S.$1,175.0 million. The proceeds will be adjusted for amounts payable or receivable in respect of closing asset and liability adjustments.

The financial effects of these transactions have been reflected in the financial statements for the three months ended September 30, 2004

On September 10, 2004, approximately US$90.0 million from the proceeds of the sale of Tones and certain other property sales was applied to reduce the Group’s senior secured debt. On October 7, 2004, approximately U.S.$1.0 billion from the net proceeds of the sale of the Yeast and Bakery Ingredients Group was applied to repay the full amount outstanding under our senior secured loan facilities.

Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of these businesses is set out below:

	Yeast & Bakery Ingredients		Herbs & Spices
A$ million	2004	2003	2004	2003
Financial performance information for the three months ended
September 30
Revenue from ordinary activities	195.8	202.8	50.9	64.9
Expenses from ordinary activities	(167.7)	(170.6)	(46.2)	(58.2)

Segment result (EBIT)	28.1	32.2	4.7	6.7
Net interest (expense)	(1.2)	(1.7)	—	—

Profit from ordinary activities before income tax	26.9	30.5	4.7	6.7
Income tax (expense)	(2.5)	(5.1)	(1.1)	(0.2)

Net profit before outside equity interests	24.4	25.4	3.6	6.5
Outside equity interests	(0.8)	(0.8)	—	—

Net profit	23.6	24.6	3.6	6.5

Financial position information as at September 30, 2004 and June 30, 2004
Total assets	—	1,110.5	—	174.2
Total liabilities	—	163.7	—	24.7

Net assets	—	946.8	—	149.5

Outside equity interests	—	19.2	—	—
Cash flow information for the three months ended September 30
Net cash provided by operating activities	22.3	22.7	5.3	4.2
Net cash (used in) investing activities	(13.3)	(8.4)	(0.2)	(0.7)

Net increase/(decrease) in cash held	9.0	14.3	5.1	3.5

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 18. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$37.6 million has been recognized in the consolidated financial statements as of September 30, 2004. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

Note 19. Events Subsequent to Balance Date

On October 7, 2004, the Group repaid its senior secured debt outstanding under its Term Loan A and Term Loan B facilities totalling approximately A$1.4 billion. Refer notes 11 and 17 for further details.

No other events have occurred subsequent to balance date which would have a material effect on the financial performance or financial position of the Group.

Note 20. Condensed Consolidating Guarantor Financial Information

In connection with an offer by Burns Philp Capital Pty Limited to sell U.S.$400.0 million of senior subordinated notes due 2012, an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$210.0 million of senior subordinated notes due 2011 (collectively referred to as the “Senior Subordinated Notes”) and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$100.0 million of senior notes due 2010, Burns Philp and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited’s and Burns Philp Capital (U.S.) Inc.’s obligation to pay principal and interest on the senior subordinated notes and the senior notes. The guarantors of the senior subordinated notes and the senior notes include Burns Philp and certain of its wholly owned subsidiaries. The senior subordinated notes and the senior notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the senior subordinated notes, subordinated, joint and several basis by Burns Philp and certain of its wholly owned subsidiaries.

The following condensed consolidated financial information presents:

(1)	Condensed consolidating statements of financial position as of September 30, 2004 and June 30, 2004, and statements of financial performance and cash flows for the three months ended September 30, 2004 and 2003 of:

(a)	Burns Philp, the parent;

(b)	Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., the issuers;

(c)	the other guarantor subsidiaries;

(d)	the non-guarantor subsidiaries; and

(e)	the Group on a consolidated basis; and

(2)	Adjustments and elimination entries necessary to consolidate Burns Philp, the parent, with issuer and guarantor and non-guarantor subsidiaries.

For the purposes of this note, investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non-guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 20. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities*	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the three months ended September 30, 2004
Revenue from sale of goods	—	—	772.5	53.4	—	825.9
Other revenues from ordinary activities	0.9	—	3.0	—	—	3.9

Total revenue	0.9	—	775.5	53.4	—	829.8

Costs and expenses:
Cost of sales	—	—	467.0	37.6	—	504.6
Selling, marketing and distribution	—	—	150.7	6.4	—	157.1
General and administrative	(3.4)	—	85.2	3.2	—	85.0
Individually significant item	(37.5)	(34.8)	(676.6)	—	—	(748.9)

Total costs and expenses	(40.9)	(34.8)	26.3	47.2	—	(2.2)

Operating income	41.8	34.8	749.2	6.2	—	832.0
Interest expense	(1.6)	(26.0)	(45.9)	(0.1)	5.5	(68.1)
Interest income	0.3	3.6	2.9	—	(5.5)	1.3
Share of net profit of associates accounted for using the equity method	—	—	2.8	—	—	2.8
Minority interests	—	—	—	(1.4)	—	(1.4)

Profit/(loss) before income taxes	40.5	12.4	709.0	4.7	—	766.6

Income tax benefit/(expense)	—	(3.7)	(48.0)	(2.2)	—	(53.9)
Equity in earnings of subsidiaries	672.2	—	2.5	—	(674.7)	—

Australian GAAP net profit	712.7	8.7	663.5	2.5	(674.7)	712.7

* As of September 30, 2004, certain subsidiaries of the Group, which own the Yeast and Bakery Ingredients and Herbs and Spices businesses, were no longer guarantors to the senior subordinated notes and the senior notes. During the three months ended September 30, 2004, these entities contributed revenues of A$246.7 million and net profit of A$27.2 million.

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial performance for the three months ended September 30, 2003
Revenue from sale of goods	—	—	587.9	277.6	—	865.5
Other revenues from ordinary activities	3.6	—	3.4	—	(3.6)	3.4

Total revenue	3.6	—	591.3	277.6	(3.6)	868.9

Costs and expenses:
Cost of sales	—	—	370.6	173.7	—	554.3
Selling, marketing and distribution	—	—	119.9	48.0	(3.6)	167.9
General and administrative	4.2	—	54.6	27.2	—	82.9
Individually significant items	—	(14.9)	4.2	(1.0)	—	(11.7)

Total costs and expenses	4.2	(14.9)	549.3	248.4	(3.6)	783.4

Operating income	(0.6)	14.9	42.0	29.2	—	85.5
Interest expense	(1.5)	(30.7)	(85.4)	(13.1)	54.0	(76.7)
Interest income	10.3	30.7	14.4	0.4	(54.0)	1.8
Share of net profit of associates accounted for using the equity method	—	—	2.4	0.6	—	3.0
Minority interests	—	—	—	(1.0)	—	(1.0)

Profit/(loss) before income taxes	8.2	14.9	(26.6)	16.1	—	12.6

Income tax benefit/(expense)	—	—	(2.6)	(6.4)	—	(9.0)
Equity in earnings of subsidiaries	(4.6)	—	9.7	1.4	(6.5)	—

Australian GAAP net profit	3.6	14.9	(19.5)	11.1	(6.5)	3.6

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 20. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial position as of September 30, 2004
Total current assets	19.3	11.7	2,152.4	75.8	—	2,259.2
Net property, plant and equipment	0.1	—	516.4	67.5	—	584.0
Goodwill and other intangibles	—	—	1,844.2	0.4	—	1,844.6
Investments	1,021.4	—	120.4	3.8	(1,134.9)	10.7
Intra-group receivables	1,115.3	1,105.3	572.4	591.4	(3,384.4)	—
Total other assets	—	41.2	36.4	3.2	—	80.8

Total assets	2,156.1	1,158.2	5,242.2	742.1	(4,519.3)	4,779.3

Total current liabilities	5.9	26.8	1,461.6	424.7	—	1,919.0
Long term debt	—	977.8	198.9	6.6	—	1,183.3
Other long term liabilities	0.6	—	81.7	8.7	—	91.0
Intra-group payables	572.4	—	2,659.4	152.6	(3,384.4)	—

Total liabilities	578.9	1,004.6	4,401.6	592.6	(3,384.4)	3,193.3

Australian GAAP shareholders’ equity	1,577.2	153.6	840.6	149.5	(1,134.9)	1,586.0

			Other	Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2004
Total current assets	47.9	0.9	603.4	171.6	—	823.8
Net property, plant and equipment	0.1	—	812.9	213.5	—	1,026.5
Goodwill and other intangibles	—	—	2,130.2	119.8	—	2,250.0
Investments	347.5	—	618.7	66.7	(970.3)	62.6
Intra-group receivables	588.1	1,152.7	104.2	597.6	(2,442.6)	—
Total other assets	—	52.9	176.8	8.2	—	237.9

Total assets	983.6	1,206.5	4,446.2	1,177.4	(3,412.9)	4,400.8

Total current liabilities	11.5	44.7	232.8	446.4	—	735.4
Long term debt	—	1,017.1	1,621.4	3.4	—	2,641.9
Other long term liabilities	5.4	—	117.7	10.6	—	133.7
Intra-group payables	104.2	—	2,301.6	36.8	(2,442.6)	—

Total liabilities	121.1	1,061.8	4,273.5	497.2	(2,442.6)	3,511.0

Australian GAAP shareholders’ equity	862.5	144.7	172.7	680.2	(970.3)	889.8

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2004

Note 20. Condensed Consolidating Guarantor Financial Information (Continued)

				Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Condensed statement of cash flows for the three months ended September 30, 2004
Net operating cash flows	(7.0)	(43.2)	42.9	5.5	—	(1.8)
Net investing cash flows	37.8	—	1,710.3	(3.1)	—	1,788.2
Net financing cash flows	(62.8)	43.2	(88.9)	2.6	—	(149.1)

Net (decrease)/increase in cash held	(32.0)	—	1,664.3	5.0	—	1,637.3
Cash at beginning of period	32.1	0.1	109.2	28.7	—	170.1
Exchange rate adjustments	—	—	(0.7)	(0.9)	—	(1.6)

Australian GAAP cash at end of period	0.1	0.1	1,772.8	32.8	—	1,805.8

				Non	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated
Statement of cash flow for the three months ended September 30, 2003
Net operating cash flows	(5.0)	(48.8)	23.4	11.9	—	(18.5)
Net investing cash flows	(40.6)	—	18.5	(22.7)	—	(44.8)
Net financing cash flows	45.7	48.7	(116.5)	(0.7)	—	(22.8)

Net (decrease)/increase in cash held	0.1	(0.1)	(74.6)	(11.5)	—	(86.1)
Cash at beginning of period	0.7	0.3	110.9	66.1	—	178.0
Exchange rate adjustments	—	—	0.8	—	—	0.8

Australian GAAP cash at end of period	0.8	0.2	37.1	54.6	—	92.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains disclosures which are “forward-looking statements.’’ Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as “may,’’ “will,’’ “projects,’’ “plan,’’ “anticipates,’’ “believes,’’ “expects,’’ “intends’’ or “continue.’’ Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

•	the markets in which we operate becoming more competitive;

•	the possible departure of key executive officers;

•	risks associated with having some customers that contribute a significant amount of our revenue;

•	the availability of supply sources;

•	the impact of environmental and other government regulation on our business;

•	changes in accounting practices; and

•	changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

Three Month Period Ended September 30, 2004 Compared to Three Month Period Ended September 2003

Overview

During the three month period ended September 30, 2004, which was our first quarter of fiscal 2005, we announced the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs & Spices. These sales have significantly affected the result for the period and our financial position at period end.

On September 3, 2004, we completed the sale of our Herbs & Spices business, Tone Brothers, Inc., to Associated British Foods, plc (“ABF”) for proceeds of U.S.$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients business to ABF for proceeds of U.S.$1,175.0 million. We have recorded a net gain on sale after tax of these businesses of approximately A$690.8 million during the current fiscal quarter. On September 10, 2004, approximately U.S.$90.0 million of the proceeds from the sale of Tones and certain other property sales was applied to reduce the Group's senior secured loan facilities. On October 7, 2004, we repaid all amounts outstanding under our secured senior loan facilities. The net gain on sale was determined after reflecting the write-off of certain deferred borrowing costs related to these facilities, as well as costs to close out certain derivative instruments associated with these facilities. Both sales are subject to completion adjustments based on the assets and liabilities of the businesses at the date of the respective sales.

Overall, net profit for the current quarter increased to A$712.7 million, from A$3.6 million in the corresponding period of fiscal 2004, primarily reflecting the gain on sale after tax of the Yeast and Bakery Ingredients and Herbs & Spices businesses recorded in the current period.

Operating Revenue

Revenue from sales of goods, decreased 4.6% to A$825.9 million for the three month period ended September 30, 2004, from A$865.5 million for the three month period ended September 30, 2003. This decrease was primarily due to the negative impact of the appreciation of the Australian dollar versus foreign currencies (approximately A$10.9 million), and reduced prices in our industrial yeast business in North America and loaf bread business in Australia. The sale of our Herbs and Spices business on September 3, 2004 also contributed to a decline in revenues compared to the prior corresponding period. Higher volumes in our yeast operations in Asia-Pacific partially offset this effect.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Goodman Fielder Australia

Revenue from Goodman Fielder Australia decreased 5.7% to A$386.1 million during the current quarter compared to A$409.3 million during the prior corresponding period.

Revenue in our snacks business, Uncle Tobys, has remained consistent with the prior corresponding period.

Revenue in our retail spreads and oils business declined as a result of reduced volumes due to increased competition. New product development in the second quarter of fiscal 2005 is expected to offset the effects of this increased competition.

Revenue in our commercial fats and oils has improved during the current quarter, reflecting the current year impact of price increases introduced during the second half of fiscal 2004.

Revenues in our Australian baking business have been negatively impacted by reduced prices on loaf bread compared to the prior corresponding period.

Goodman Fielder New Zealand

Revenue from Goodman Fielder New Zealand increased 1.9% to A$145.8 million during the current period, compared to A$143.1 million in the prior corresponding period. Increased volumes in snacks were partially offset by increased price competition. Revenue from the baking business declined slightly reflecting some lost volume (approximately 2%).

Goodman Fielder Asia Pacific

Revenue from our Asia Pacific businesses increased 8.5% to A$50.0 million in the current quarter, compared to A$46.1 million in the prior corresponding period. The strong performance was attributable to higher prices and volumes achieved on the sale of flour, chickens and stock feed, primarily from our Papua New Guinea and Fiji operations.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business in the three month period ended September 30, 2004 decreased 4.5% to A$193.1 million from A$202.1 million. This decrease is primarily due to the effect of the appreciation of the Australian dollar versus foreign currencies which reduced revenue on translation by approximately A$10.9 million. In North America, our average prices for industrial yeast continued to be significantly impacted by local competition. Revenues from our European and Latin American operations for the three months have remained consistent with the prior corresponding period. Sales generated by our Asia Pacific region have increased principally due to higher volumes.

Herbs and Spices

Revenue in our herbs and spices business decreased 21.6% to A$50.9 million in the three month period ended September 30, 2004 from A$64.9 million in the prior corresponding period. This decrease in operating revenue was primarily due to the sale of the business on September 3, 2004.

Segment EBIT

Segment EBIT, which we define as total EBIT before unallocated items, increased to A$85.9 million for the three month period ended September 30, 2004 from A$70.5 million for the three month period ended September 30, 2003, principally due to the improved operating results in our Goodman Fielder businesses. The prior corresponding period included approximately A$6.3 million of business restructuring costs in Goodman Fielder Australia.

Unallocated EBIT for the current fiscal period comprises an A$739.7 million gain on sale of our Yeast and Bakery Ingredients and Herbs and Spices businesses and an A$9.2 million unrealized foreign currency gain. The prior corresponding period included an A$18.0 million unrealized foreign currency gain.

Goodman Fielder Australia

Segment EBIT in our Goodman Fielder Australia businesses increased 89.8% to A$38.9 million for the three month period ended September 30, 2004 compared to A$20.5 million in the prior corresponding period, reflecting the benefits of restructuring initiatives completed during the last fiscal year. The prior corresponding period included approximately A$6.3 million of costs relating to these restructuring activities.

Our Australian snack food business, Uncle Toby’s, has achieved good results reflecting the impact of last year’s cost reduction and new product development initiatives.

Despite lower pricing on loaf bread, results in our baking business have improved reflecting the benefits of plant closures and other restructuring activities which occurred during fiscal 2004.

Our commercial fats and oils business has benefited from the improved pricing and cost reduction projects introduced in fiscal 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Goodman Fielder New Zealand

Segment EBIT in our Goodman Fielder New Zealand business increased 15.8% to A$16.9 million for the three month period ended September 30, 2004, compared to A$14.6 million in the prior corresponding period. The net benefits of restructuring initiatives completed in fiscal 2004 have reduced direct manufacturing costs and administrative expenses. Our New Zealand snack food business, Bluebird, has achieved good results from a broad range of restructuring initiatives aimed at optimizing in-market performance and profitability. Increased market competition negatively affected the volume of bread sold.

Goodman Fielder Asia Pacific

Segment EBIT from our key operations in this region, Papua New Guinea, New Caledonia and Fiji, for the three months ended September 30, 2004 was A$4.2 million compared to A$1.5 million in the prior corresponding period. The strong performance was attributable mainly to higher prices and volumes achieved on the sale of flour, chickens and stock feed.

Yeast and Bakery Ingredients

Segment EBIT in our yeast and bakery ingredients business in the three month period ended September 30, 2004, decreased 12.7% to A$28.1 million from A$32.2 million in the three month period ended September 30, 2003. Changes in foreign currency exchange rates reduced segment EBIT on translation by approximately A$1.6 million. Additionally, lower prices in industrial yeast in our North American operations have reduced segment EBIT. This was partially offset by increased segment EBIT generated by our Asia Pacific region due to higher volumes.

Herbs and Spices

Segment EBIT in our herbs and spices business decreased 29.9% to A$4.7 million in the three month period ended September 30, 2004 from A$6.7 million in the three month period ended September 30, 2003. This decrease was primarily due to the sale of this business which was completed on September 3, 2004.

Corporate

Corporate segment EBIT for the three months ended September 30, 2004 was a loss of A$6.9 million, compared to an A$5.0 million loss in the prior corresponding period. This increase is primarily due to an increase in the number of corporate employees, as well as legal and consulting costs, arising from various activities associated with the Group’s regulatory obligations.

Net Interest Expense and Income Tax

Net interest expense decreased 10.8% to A$66.8 million in the three month period ended September 30, 2004 from A$74.9 million in the prior corresponding period. The decrease was principally due to the scheduled repayments of senior secured debt during fiscal 2004, which lowered our total interest expense during the current period.

Income tax expense was A$53.9 million in the three month period ended September 30, 2004 from A$9.0 million in the three month period ended September 30, 2003, primarily reflecting the income tax expense of A$48.9 million arising from the utilization of previously recognized tax losses and timing differences to offset the taxable gain on sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses.

Net Profit

Primarily as a result of the factors discussed above, our net profit increased by A$709.1 million, to A$712.7 million for the three months ended September 30, 2004 from A$3.6 million for the three months ended September 30, 2003.

Developments since September 30, 2004

Since September 30, 2004, we have repaid all amounts outstanding under our secured senior loan facilities from the proceeds on sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses.

No other events have occurred subsequent to September 30, 2004 which would have a material effect on our financial results or financial position.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2004, 2003 and 2002, as well as for the three month periods ended September 30, 2004 and 2003. This information has been extracted from our audited consolidated financial statements for fiscal 2004 and our unaudited interim consolidated financial statements for the three months ended September 30, 2004.

	Year Ended			Three Months Ended
	June 30,			September 30,
	2004	2003	2002	2004	2003
	(A$ million)
Net cash provided by (used in) operating activities	175.1	201.5	213.1	(1.8)	(18.5)
Net cash provided by (used in) investing activities	(14.5)	(1,946.7)	(105.8)	1,788.2	(44.8)
Net cash provided by (used in) financing activities	(165.6)	1,033.8	607.4	(149.1)	(22.8)

Net increase (decrease) in cash held	(5.0)	(711.4)	714.7	1,637.3	(86.1)

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.

Net cash used in operating activities for the three months ended September 30, 2004 was A$1.8 million compared to A$18.5 million used in operating activities for the three month period ended September 30, 2003. The increase in operating cash flow was primarily due to lower cash payments in the current period compared to the prior corresponding period, partially offset by lower cash receipts reflecting the sale of our Herbs & Spices business on September 3, 2004. The current period also reflects a reduction in borrowing costs paid due to lower debt levels, when compared to the prior corresponding period.

Net cash provided by investing activities for the first three months of fiscal 2005 was a net inflow of A$1,788.2 million compared with a net cash outflow of A$44.8 million in the first three months of fiscal 2003. This was principally due to the net proceeds of A$1,808.4 million received from the sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses. During the current three months, we paid A$21.3 million in capital expenditures and improvements.

Net cash used in financing activities for the first three months of fiscal 2004 was A$149.1 million compared to A$22.8 million for the corresponding period in fiscal 2003. During the current three months, we repaid approximately A$147.8 million of our senior secured financing facilities, compared to A$61.0 million in the prior corresponding period.

Since September 30, 2004, we have repaid all amounts outstanding under our senior secured financing facilities from the net proceeds from the sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses.

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

Capital Expenditures and Commitments

     The following table shows our cash commitments as of September 30, 2004.

	Payments Due by Period as of September 30, 2004
		Less than
	Total	1 year	1-3 years	3-5 years	After 5 years
	(A$ in millions)
Contractual Obligations:
Total debt(1)	2,621.5	1,438.3 (3)	6.6	162.4	1,014.2
Capital lease obligations	—	—	—	—	—
Operating leases	56.7	19.0	23.4	10.4	3.9
Unconditional purchase obligations(2)	13.2	13.2	—	—	—

Total contractual cash obligations	2,691.4	1,470.5	30.0	172.8	1,018.1

(1)	Total debt consists of principal amounts only, based on exchange rates in effect at September 30, 2004.

(2)	Unconditional purchase obligations consist of capital expenditure obligations.

(3)	Payments due in less than 1 year includes approximately A$1,435.2 million outstanding under our secured senior loan facilities which were repaid on October 7, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, where possible and as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

Interest Rate Risk

We have a significant level of interest bearing debt outstanding. The amount of interest that we are required to pay to our lenders is based upon the amount owed and agreed interest rates.

At September 30, 2004, we had total interest bearing liabilities outstanding of approximately A$2,621.5 million. Of this amount, A$1,176.6 million was borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness. We also had approximately A$1,444.9 million of interest bearing liabilities outstanding that was borrowed at floating rates. At September 30, 2004, the average floating interest rate was based on bank bill rates plus a credit margin. The weighted average bank bill rate at that date was approximately 5.43%.

At September 30, 2004, we had entered into certain derivative transactions with a face value of A$767.1 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 5.85%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$677.8 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1.0%, our annual interest expense on our interest bearing obligations outstanding at September 30, 2004 would change by A$6.8 million, assuming constant exchange rates. At September 30, 2004, our interest rate swaps had unrealized “mark to market” losses of A$9.9 million.

Following the repayment of our secured senior loan facilities on October 7, 2004, we have approximately A$9.7 million of interest bearing liabilities borrowed at floating rates, and we have closed out the interest rate swaps which previously hedged the secured senior loan facilities.

Foreign Currency Exchange Rate Risk

Following the disposal of our Yeast and Bakery Ingredients and Herbs & Spices businesses, we have production facilities and sales operations in eight (8) countries in the Asia Pacific region. A significant portion of our revenues, expenditures and cash flows are generated, and our assets and liabilities located, in countries outside Australia, primarily in New Zealand. As a result, we are exposed to risks arising from movements in foreign currency exchange rates. These risks include:

•	Financial reporting,

•	Cash flow, and

•	Specific transactions.

Financial Reporting

We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. As a result, we believe that movements in exchange rates generally will tend to change our revenues in proportion with our expenditures and our assets in proportion with our liabilities. We believe this serves to reduce the impact of the exchange rate movements on our financial results and position. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. For the three months ended September 30, 2004, we derived approximately 33.2% of our operating revenue from continuing operations from sources outside of Australia.

For the three months ended September 30, 2004, we recorded a net unrealized foreign exchange gain of A$9.2 million in our operating results. This gain arose from the translation of our U.S. dollar denominated borrowings into Australian dollars which have been used to partially fund our acquisition of Goodman Fielder. We have entered into certain cross-currency swap contracts to hedge a portion of our U.S. dollar borrowings. As of September 30, 2004, the “mark-to-market” loss on these contracts was approximately A$14.5 million which has partially offset the unrealized foreign currency gains on our unhedged U.S. dollar borrowings. We continue to review our foreign currency position.

If foreign currency exchange rates movements caused the Australian dollar to increase by 10%, our segment EBIT before individually significant items from continuing operations for the three months ended September 30, 2004 as reported in Australian dollars would have decreased by approximately A$2.1 million.

Cash Flow

As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, where possible, we borrow funds in the currencies in which we generate the majority of our cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION

Specific Transactions

If a company in our Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of September 30, 2004, our forward foreign exchange contracts had unrealized “mark to market” losses of approximately A$0.4 million.

Commodity Risk

We are a purchaser of certain commodities such as wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. As of September 30, 2004, we had entered into commodity futures contracts to buy approximately 15,000 tonnes of wheat and buy approximately 7,500 tonnes of soybean oil. Maturities on these contracts principally range between three month and nine months. The commodity prices on each contract range from U.S.$118.59 per tonne to U.S.$124.56 per tonne on wheat contracts and U.S.$457.90 per tonne to U.S.$594.15 per tonne on soybean oil contracts. As of September 30, 2004, we had also sold commodity options contracts giving counterparties the option to buy approximately 3,500 tonnes of soybean oil. Maturities on these contracts are thee months. The prices on each option contract range from U.S.$429.90 per tonne to U.S.$551.16 per tonne on soybean oil contracts. As of September 30, 2004, our commodity futures contracts had an unrealized “mark to market” loss of approximately A$0.5 million and our commodity options contracts had an unrealized “mark to market” loss of approximately A$0.1 million.

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments

The credit risk on financial assets, excluding investments, of our group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts.

On a combined basis, our two largest customers represented approximately 24% of our trade accounts receivable as of September 30, 2004.

Unrecognized Financial Instruments

The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us at September 30, 2004.

Pension Plans

Following the sale of our Yeast and Bakery Ingredients and Herbs & Spices businesses, we sponsor two pension plans, which include a small number of members who are guaranteed to receive defined benefits. Our contributions are based on the advice of our plans’ actuaries and amounted to A$27.6 million during the year ended June 30, 2004. The weighted average expected rate of return on plan assets at June 30, 2004 was 6.12%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of additional pension expense for those members with guaranteed defined benefits.

Taxation

The Group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which our parent company and each of its subsidiaries are domiciled and operate.

In accordance with Australian GAAP, the Group uses the income statement liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the “virtual certainty” test and it is more demanding than the test required under U.S. GAAP, which is usually described as the “more likely than not” test.

Also, while we have recognized some future income tax benefit, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are primarily available in Australia and the United States. A significant portion of these unrecognized tax losses and timing differences have been utilized during fiscal 2005 following the sale of our Yeast and Bakery Ingredients and Herbs & Spices businesses, resulting in minimal tax payable on these disposals.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	November 9, 2004	By	lsl Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

* Print the name and title under the signature of the signing officer